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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                            Commission File Number  000-22331

(Check One):

[X]  Form 10-K and Form 10-KSB   [  ]  Form 11-K

[ ]  Form 20-F  [  ]  Form 10-Q and Form 10-QSB   [  ]  Form N-SAR

 For Period Ended:  December 31, 2000

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

 For the Transition Period Ended:
                                   -----------------------

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                         -----------------------

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:    First Cincinnati, Inc.

Former Name if Applicable:  Zaring National Corporation

Address of Principal Executive Office (Street and Number):
                            11300 Cornell Park Drive, Suite 300

City, State and Zip Code:   Cincinnati, Ohio 45242
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                                    PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         First Cincinnati, Inc. (the "Company") is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and will not be able to file such report on or before the fifteenth calendar day following the prescribed date for such filing.

         In light of its current insolvency, the Company has not prepared audited financial statements as of December 31, 2000. The fees and expenses in connection with preparing audited financial statements which would need to be prepared on a liquidation basis considering the scope of the Company's current operations are cost prohibitive.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Mark H. Longenecker, Jr.     (513) 651-6904
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         (Name)                       (Area Code)(Telephone Number)

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          (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). If no, identify report(s).

          [X]  Yes   [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


         [ ] Yes [ ] No The Company has not prepared financial statements.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              First Cincinnati, Inc.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


 Date  April 2, 2001                By      /s/ Ronald G. Gratz
                                       ------------------------
                                        Ronald G. Gratz
                                        President